Mary C. Moynihan

PHONE: (202) 654-6254

FAX: (202) 654-9697

EMAIL: MMoynihan@perkinscoie.com

April 30, 2015

Wanger Advisors Trust

227 West Monroe Street, Suite 3000

Chicago, Illinois 60606

Ladies and Gentlemen:

We have acted as counsel to Wanger Advisors Trust, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 35 to the Trust’s Registration Statement on Form N-1A (File Nos. 033-83548; 811-08748) (the “Post-Effective Amendment”), registering an indefinite number of shares of beneficial interest (the “Shares”) of Wanger USA, Wanger International, Wanger Select and Wanger International Select, each a series of the Trust, under the Securities Act of 1933, as amended (the “1933 Act).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Declaration of Trust, as amended, the By-Laws of the Trust, and the actions by the board of trustees of the Trust that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of the Secretary of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Based upon and subject to the foregoing, we are of the opinion that:

(1) The Shares being registered pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

(2) When issued and paid for at net asset value as contemplated by the Post-Effective Amendment, the Shares will be validly issued, fully paid, and non-assessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

Perkins Coie LLP

April 30, 2015

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the Federal laws of the United States and the laws of the Commonwealth of Massachusetts. We are members of the Bar of the District of Columbia and our opinion, as it relates to the laws of the Commonwealth of Massachusetts, is based solely on our review of the laws, and, where applicable, published cases, rules or regulations relating thereto, of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Perkins Coie LLP
Perkins Coie LLP

Perkins Coie LLP